FPA PARAMOUNT FUND, INC.

RESULTS OF SPECIAL MEETING

Following is a list of matters voted upon and the results of those votes cast at the special meeting of shareholders held May 20, 2006:

1. With respect to the election of six directors by shareholders:

Votes For Votes
Withheld
Willard H. Altman, Jr.
18,864,868
209,174
A. Robert Pisano.
18,879,904
194,138
John H. Rubel
18,816,566
257,476
Lawrence J. Sheehan
18,860,213
213,830
John P. Shelton
18,809,520
264,523
Eric S. Ende
18,874,283
199,760

2. With respect to a new Investment Advisory Agreement with Resolute, LLC, to take effect on or about October 1, 2006, a total of 13,345,277 shares voted for, 98,157 shares voted against, and 221,581 shares abstained.